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                                                                     EXHIBIT 1.1


South China Morning Post
December 4, 2000

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                          [CHINA MOBILE COMPANY LOGO]

                        CHINA MOBILE (HONG KONG) LIMITED
     (Incorporated in Hong Kong with limited liability under the Companies
                                   Ordinance)

                                  ANNOUNCEMENT

The Company has been advised by Minister Wu Jichuan of the MII that it is expected that it would not be possible to submit any implementation plans for mobile communications tariff adjustment (including the implementation of the calling-party-pay system) to the State Council for approval this year and next year.

The announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of China Mobile (Hong Kong) Limited (the "Company") notes the increase in the price of the shares of the Company today and reference is made to the teletext announcement issued by the Company earlier today. The Board announces that the Company has been advised by Minister Wu Jichuan of the Ministry of Information Industry of the People's Republic of China ("PRC") today that it is expected that it would not be possible to submit any implementation plans for mobile communications tariff adjustment (including the implementation of the calling-party-pay system) to the State Council for approval this year and next year. Furthermore, the Board also wishes to reiterate the statements of Minister Wu that adjustment to telecommunications tariff is a matter of interest to the public and other parties and hence it is necessary to conduct public hearings as required by relevant regulations. In addition, it is technically complicated to change billing systems and sufficient time must be allowed for its preparation. The relevant government authorities in the PRC will continue to be prudent on this issue.

The Board also confirms that save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Company the Board of the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

                                                  By order of the Board
                                             CHINA MOBILE (HONG KONG) LIMITED
                                                       WANG XIAOCHU
                                                         Chairman

Hong Kong, 1 December 2000